                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                          AMERICAN ECOLOGY CORPORATION
                                (Name of Issuer)

                         Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                  025533-10-0
                                 (CUSIP Number)

                             Ecol Partners II, Ltd.
                           Three Riverway, Suite 170
                             Houston, Texas  77056
                         Attn:  Harry J. Phillips, Jr.
                                 (713) 840-7744
                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)

                               September 22, 1995
                         (Date of Event which Requires
                           Filing of this Statement)



          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
[   ].


     Check the following box if a fee is being paid with this statement  [   ].

 CUSIP NO. 025533-10-0

      NAME OF REPORTING PERSONS: ECOL PARTNERS II, LTD.
 1
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY:
 3

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      SOURCE OF FUNDS:    00
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E):     [_]
 5

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      CITIZENSHIP OR PLACE OF ORGANIZATION:   TEXAS
 6

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                          SOLE VOTING POWER
                     7
     NUMBER OF            1,110,206

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,110,206

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,110,206

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGRAGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
      [_]
12

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.2%
13

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      TYPE OF REPORTING PERSON:  PN
14

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                                       2

 CUSIP NO. 025533-10-0

      NAME OF REPORTING PERSONS: PHILLIPS INVESTMENTS, INC.
 1
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY:
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS:    00
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E):     [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION:   TEXAS
 6

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,352

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,110,206
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,352

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          1,110,206

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,112,558

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGRAGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
      [_]
12

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.2%
13

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON:  CO
14

------------------------------------------------------------------------------

 CUSIP NO. 025533-10-0

      NAME OF REPORTING PERSONS: HARRY J. PHILLIPS, JR.
 1
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY:
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS:    PF
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E):     [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION:   U.S.A.
 6

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            952,608

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,112,558
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             952,608

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          1,112,558

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,065,166

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGRAGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
      [_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 23.7%
13

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON:  IN
14

------------------------------------------------------------------------------

     The following is Amendment No. 2 to the Schedule 13D dated August 25, 1993 (the "Schedule 13D") filed by Ecol Partners II, Ltd., Phillips Investments, Inc., and Harry J. Phillips, Jr., with respect to shares of common stock, par value $0.01 per share, of American Ecology Corporation, a Delaware corporation.

ITEM 1.  SECURITY AND ISSUER.

     The class of equity securities to which this statement relates is the common stock, par value $0.01 per share (the "Common Stock"), of American Ecology Corporation, a Delaware corporation (the "Issuer"), whose principal executive office is located at 5333 Westheimer, Suite 1000, Houston, Texas 77056.

ITEM 2.  IDENTITY AND BACKGROUND.

     On August 16, 1993, Ecol Partners II, Ltd., a Texas limited partnership ("Ecol Partners"), acquired as capital contributions from its partners 1,170,236 shares of Issuer Common Stock. On September 22 and 30, 1995, and December 4, 1995, Mr. Harry J. Phillips, Jr. acquired securities of the Issuer convertible into and exercisable for shares of Issuer Common Stock.

     This statement is filed on behalf of (i) Ecol Partners as the direct beneficial owner of the Common Stock, (ii) Phillips Investments, Inc., a Texas corporation ("Phillips Investments"), by virtue of its capacity as general partner of Ecol Partners, and (iii) Mr. Harry J. Phillips, Jr., by virtue of his control position in Phillips Investments and his individual holdings. Ecol Partners, Phillips Investments and Mr. Phillips shall be collectively referred to herein as the "Reporting Persons."

        (A), (B), (C) AND (F):

        As to Ecol Partners II, Ltd.:
        ----------------------------

        Name:     Ecol Partners II, Ltd.

        State of Organization:  Texas

        Principal business: To own and hold, and exercise all rights with respect to or in any manner arising out of the Common Stock.

        Principal business address:   Three Riverway, Suite 170
                                      Houston, Texas  77056

        Principal office address:     Three Riverway, Suite 170
                                      Houston, Texas  77056

        As to Phillips Investments, Inc.:
        ---------------------------------
        Name:         Phillips Investments, Inc.

        State of Organization:  Texas

        Principal business:  General Partner of Ecol Partners II, Ltd.

        Principal business address:   Three Riverway, Suite 170
                                      Houston, Texas  77056

        Principal office address:     Three Riverway, Suite 170
                                      Houston, Texas  77056

        As to Harry J. Phillips, Jr.:
        -----------------------------

        Name:  Harry J. Phillips, Jr.

        Business address:             Three Riverway, Suite 170
                                      Houston, Texas  77056

        Principal occupation or employment:  President of Phillips Investments,
                                             Inc. and Timberlake Interests, Inc.

Mr. Phillips is President and the sole director of Phillips Investments, Inc. Mr. Phillips has 23 years of experience in the waste industry, beginning in 1972 as a management trainee with Browning-Ferris Industries, Inc., a Delaware corporation ("BFI"). Mr. Phillips served as a Regional Vice President for BFI from 1981 until 1985, when he was appointed Executive Vice President of North American Solid Waste Operations. Mr. Phillips also served as a director of BFI from 1986 until 1989, when he resigned from his position to seek other career opportunities. In 1992, Mr. Phillips became Chief Executive Officer of the Issuer and served in such capacity until February 1995. Mr. Phillips remains a director of the Issuer. Mr. Phillips also serves as President of Timberlake Interests, Inc., an investment firm in Houston.

Principal business and address of corporation in which such employment is conducted:

                         Phillips Investments, Inc.
                         Three Riverway, Suite 170
                         Houston, Texas  77056

Citizenship:  USA

        (D) AND (E)

        As to All Reporting Persons:
        ---------------------------

        No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Common Stock acquired by Ecol Partners was contributed as a capital contribution on a pro rata basis by the general partner and limited partners of Ecol Partners. All of the partners had previously participated in a limited partnership known as Ecol Partners, Ltd., which held shares of Issuer Common Stock. On August 16, 1993, Ecol Partners, Ltd. distributed all of its assets to its partners, and some of those partners immediately formed Ecol Partners II, Ltd. and contributed shares of Issuer Common Stock as their capital contribution.

     The Limited Partnership Agreement of Ecol Partners is attached as Exhibit 1 and is incorporated by reference herein. The Limited Partnership Agreement provides that the general partner may request that the partners make one or more optional additional capital contributions to Ecol Partners, but no partner shall be required to make any optional additional capital contributions without the consent of all partners. Ecol Partners shall distribute among the partners at least annually cash in hand or in bank accounts of Ecol Partners as is available for distribution to the partners after reasonable provision has been made for the current liabilities, obligations and operating expenses of Ecol Partners.
No Partner has the right to demand a withdrawal of its capital contribution except pursuant to the liquidation and dissolution provisions of the Limited Partnership Agreement. Ecol Partners will be dissolved upon the happening of
(i) the expiration of its term, (ii) the withdrawal, dissolution, bankruptcy, legal incapacity or other event of withdrawal of the General Partner, (iii) the bankruptcy of Ecol Partners, (iv) the sale or other disposition for cash of all or substantially all of the assets of Ecol Partners, (v) the election to dissolve the partnership by the general partner and a majority in interest of the limited partners, or (vi) the entry of a decree of judicial dissolution under the Texas Revised Limited Partnership Act.

     As discussed below, Ecol Partners has pledged to BFI 562,296 shares of the Issuer's Common Stock and pledged to Texas Commerce Bank National Association 547,906 shares of the Issuer's Common Stock.

     Mr. Phillips used an aggregate of $2,299,185.17 of personal funds in September 1995 and December 1995 to purchase the securities of the Issuer convertible into and exercisable for shares of Issuer Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

     Ecol Partners was formed, and acquired Issuer Common Stock as a capital contribution from its partners, for purposes of investment and to acquire a significant equity position in the Issuer. Ecol Partners and Mr. Phillips intend to review continuously their equity interest in the Issuer. Depending upon their evaluation of the Issuer's business and prospects, and upon future developments, Ecol Partners, Mr. Phillips or other entities that may be deemed to be affiliated with Ecol Partners or Mr. Phillips may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities held by such person, or cease buying or selling shares. Any such additional purchases of the security may be in open market or privately negotiated transactions or otherwise.

     It is presently Ecol Partners' and Mr. Phillips' general objective to exert a controlling influence on the business and affairs of the Issuer, consistent with the ownership position of Ecol Partners and Mr. Phillips. Except as described in this Item 4, none of the Reporting Persons has any present plans or proposals which relate or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries,
(iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may be impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (x) any actions similar to any of those enumerated above. However, as a director of the Issuer, Mr. Phillips from time to time reviews plans or proposals relating to one or more of the foregoing matters and may at a future time support one or more of the foregoing depending upon the circumstances at such time.

ITEM 5.   INTEREST AND SECURITIES OF THE ISSUER

     (a) Ecol Partners is the direct beneficial owner of 1,110,206 shares, or approximately 14.2%, of the Issuer's Common Stock. By virtue of the relationships reported in Item No. 2 above, each of the reporting persons may be deemed to possess indirect beneficial ownership of the shares directly owned by Ecol Partners. In addition, Phillips Investments directly owns 2,352 shares of Issuer Common Stock, and Mr. Phillips directly owns 50,536 shares of Issuer

Common Stock. In addition, pursuant to the Purchase Agreement described below, Mr. Phillips owns beneficially 902,072 shares of Issuer Common Stock through his ownership of 48,403.9 shares of Series D Preferred Stock and 484,039 Warrants.

     (b) Ecol Partners has the direct power both to vote and to direct the disposition of the shares held by it. By virtue of the relationships described in Item 2, each of the Reporting Persons may be deemed to have and share the indirect power to vote and direct the disposition of the shares held by Ecol Partners. In addition, Phillips Investments has the direct power to vote and direct the disposition of the 2,352 shares held by it, and Mr. Phillips has the direct power to vote and direct the disposition of the 50,536 shares he holds directly. In addition, Mr. Phillips has the direct power to vote and direct the disposition of the 902,072 shares he owns beneficially through his ownership of Series D Preferred Stock and Warrants.

     (c) Effective September 12, 1995 Mr. Phillips, in his individual capacity, executed a purchase agreement (the "Purchase Agreement") by and among the Issuer, Mr. Phillips, and four other individuals, pursuant to which the Issuer issued and sold to Mr. Phillips a Nonnegotiable Promissory Note (the "Note") in the amount of $1,125,009. The Purchase Agreement also obligated the Issuer to issue and sell to Mr. Phillips effective September 22, 1995, a total of 23,684.4 Units at a purchase price of $47.50 per Unit, consisting in the aggregate of (a) 23,684.4 shares of Series D Preferred Stock and (b) 236,844 Warrants, for an aggregate purchase price of $1,125,009, which such amount was paid to the Company by the surrender of an equal principal amount of the Note by Mr. Phillips. The Purchase Agreement also obligated the Issuer to issue and sell to Mr. Phillips effective September 30, 1995, a total of 3,666.70 Units at a purchase price of $47.50 per Unit, consisting in the aggregate of (x) 3,666.70 shares of Series D Preferred Stock and (y) 36,667 Warrants, for an aggregate purchase price of $174,168.17, payable in cash by Mr. Phillips. Such transaction closed on September 30, 1995. The Purchase Agreement also obligated the Issuer to issue and sell to Mr. Phillips on or before January 5, 1996, a total of 21,052.8 Units at a purchase price of $47.50 per Unit, consisting in the aggregate of (i) 21,052.8 shares of Series D Preferred Stock and (ii) 210,528 Warrants, for an aggregate purchase price of $1,000,008, payable in cash by Mr. Phillips. Mr. Phillips paid the $1,000,008 on December 4, 1995, and received 21,052.8 shares of Series D Preferred Stock and 210,528 Warrants.

     On October 9, 1995, Ecol Partners made a pro rata distribution to its partners for no consideration of 60,030 shares of Issuer Common Stock. Phillips Investments and Mr. Phillips received 1,574 and 41,689 shares, respectively, of Issuer Common Stock in this distribution. On December 15, 1995, Mr. Phillips made a gift of 7,000 shares to a local church.

     (d) Ecol Partners has pledged to BFI 562,296 shares of Issuer Common Stock as security for an outstanding promissory note to BFI in the amount of $3,908,393.30. Pursuant to such pledge, BFI has the right to receive certain proceeds from the sale of such pledged Common Stock. Ecol Partners has also pledged 547,906 shares of Issuer Common Stock to secure a $1,087,852.90 promissory note from Texas Commerce Bank National Association.

Pursuant to such pledges, Texas Commerce Bank National Association has the right to receive certain proceeds from the sale of such pledged Common Stock.

     (e)  Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     As discussed above, the general and limited partners of Ecol Partners have entered into a Limited Partnership Agreement which governs the relationship between the partners. The Limited Partnership Agreement, attached as Exhibit 1, is incorporated by reference herein.

     The Limited Partnership Agreement provides that the general partner has the sole right to manage the business of Ecol Partners, devoting such time to the partnership as the general partner may from time to time deem necessary, and, subject to certain limitations described below and certain limitations imposed by law, the general partner has complete and exclusive discretion in the management of the partnership affairs and in the making of all decisions affecting the business of Ecol Partners. The general partner shall at all times have sole power and authority to sell, exchange, lease or otherwise transfer the assets of the partnership, whether in or out of the ordinary course of business. However, without the consent of a majority in interest of the limited partners, the general partner may not admit one or more additional or substituted partners, cause the partnership to purchase, redeem or liquidate all or any portion of the partnership interest of any Partner, sell all or substantially all of the assets of Ecol Partners, dispose of the goodwill of Ecol Partners' business, dissolve and wind up Ecol Partners, do any other act that would make it impossible to carry out the purposes and business of Ecol Partners or do certain other acts specified in the Limited Partnership Agreement.

     Pursuant to Article 5 of the Limited Partnership Agreement, profits and losses of the partnership are generally allocated pro rata among the partners in accordance with their partnership interests.

     Except as set forth in the Limited Partnership Agreement, any limited partner who desires to sell, transfer or otherwise alienate or dispose of all or any portion of its partnership interest must offer to sell to all of the other partners all or any portion of its partnership interest. The other partners shall have thirty (30) days after receipt of such offer within which to advise the offering limited partner whether or not such other partners will purchase all or a portion of such partnership interest. If the other partners do not exercise this option, then the offering limited partner has the right for a period of sixty (60) days to consummate such sale or other transfer at the price and on the terms set forth in its notice to the other partners. The Limited Partnership Agreement contains similar restrictions with respect to transfers upon the incapacity, death, dissolution, disability, or death or divorce of the spouse of an individual limited partner. In these referenced situations, the right of first refusal shall be at a price determined as set forth in the Limited Partnership Agreement.

     Except as described above, the Limited Partnership Agreement contains no other contracts, agreements or understandings with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1 - Limited Partnership Agreement of Ecol Partners II, Ltd. dated
                 August 16, 1993 (incorporated by reference to Exhibit 1 to
                 Schedule 13D filed on August 25, 1993).

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 15, 1996         ECOL PARTNERS II, LTD.

                                 By:  Phillips Investments, Inc.,
                                      its General Partner


                                 By:  /s/ [SIGNATURE OF HARRY J. PHILLIPS, JR.]
                                      -----------------------------------------
                                          Harry J. Phillips, Jr.
                                          President


                                 PHILLIPS INVESTMENTS, INC.


                                 By:  /s/ [SIGNATURE OF HARRY J. PHILLIPS, JR.]
                                      -----------------------------------------
                                          Harry J. Phillips, Jr.
                                          President


                                      /s/ [SIGNATURE OF HARRY J. PHILLIPS, JR]
                                      -----------------------------------------
                                          Harry J. Phillips, Jr.